Exhibit 4(vi)

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the material terms of our capital stock. We urge you to read the applicable provisions of Delaware General Corporation Law (“DGCL”) and our forms Certificate of Incorporation and bylaws carefully and in their entirety because they describe your rights as a holder of shares of our common stock.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $0.0001 per share, of which 20,000 shares of preferred stock, has been designated Series A Convertible Preferred Stock. On December 20, 2021, 20,000 shares of preferred stock, designated Series A Convertible Preferred Stock, were sold and issued to 3i, LP, a Delaware limited partnership. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form..

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election or removal of directors, except for any directors who are elected exclusively by the holders of a class of our preferred stock that entitles that class of stock to elect one or more directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock (and the holders of any preferred stock that may then be outstanding, to the extent required by our certificate of incorporation, including any certificate of designation with respect to any series of preferred stock) will be entitled to receive pro rata our remaining assets available for distribution, unless holders of a majority of the outstanding shares of common stock approve a different treatment of the shares. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the effective time will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of our Series A Convertible Preferred Stock and any other shares of preferred stock we may authorize and issue in the future.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to shareholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we will be a holding company and will have no direct operations, we will only be able to pay dividends from funds we receive from our operating subsidiaries. In addition, our ability to pay dividends may be limited by the agreements governing any indebtedness that we or our subsidiaries incur in the future.

Annual Shareholder Meetings

Our bylaws will provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a reorganization or consolidation we may undertake in the future. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such reorganization or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation provides that unless we consent to the selection of an alternative forum, any (1) derivative action or proceeding brought on our behalf, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, shareholder or employee to us or our shareholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or certificate of incorporation or bylaws or (4) action asserting a claim governed by the internal affairs doctrine or otherwise related to our internal affairs shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We intend for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act where the state courts have concurrent jurisdiction and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate our rights and the rights of our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.